UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Regaining Compliance with Nasdaq

As previously reported, on January 12, 2026, Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”) received a letter (the “Nasdaq Annual Meeting Deficiency Letter”) from the Listing Qualifications Staff of Nasdaq (the “Staff”), notifying the Company that since the Company had not held an annual meeting of shareholders within twelve (12) months of the Company’s fiscal year end, it was no longer in compliance with the Nasdaq Listing Rules for continued listing, in particular, Listing Rules 5620(a) and 5810(c)(2)(G), as well as IM-5620 which specifies the securities subject to the annual meeting requirement (the “Listing Rules”). The Nasdaq Annual Meeting Deficiency Letter had no immediate effect on the Company’s Nasdaq listing and the Staff provided the Company with forty-five (45) calendar days to submit a plan to regain compliance.

On March 2, 2026, the Company received a letter from the Staff notifying the Company that, based on the Company’s Form 6-K filed on February 27, 2026 with the Securities and Exchange Commission, the Staff was able to verify that the Company’s proxy statement was filed on January 16, 2026, and its annual meeting of shareholders was held on February 25, 2026. Accordingly, the Staff has determined that the Company has regained compliance with the Listing Rules and the Staff considers this matter to be closed.

A copy of the press release announcing the Staff’s decision is furnished as Exhibit 99.1 to this Report on Form 6-K.

This Report on Form 6-K is incorporated by reference into the registration statement on Form S-8 (File No. 333-288771) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated March 5, 2026, titled “Currenc Group Inc. Regains Compliance from Deficiency Notice with Nasdaq”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 5, 2026

CURRENC GROUP INC.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer